UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2019 (Report No. 2)

Commission File Number: 001-13138

Pointer Telocation Ltd.
(Translation of registrant’s name into English)

14 Hamelacha Street, Rosh Ha’ayin, Israel 4809133
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On October 3, 2019, Pointer Telocation Ltd. (“Pointer”) announced that the previously reported acquisition of Pointer by I.D. Systems Inc., had been consummated (the “Merger”). At the closing of the acquisition, each outstanding ordinary share of Pointer (other than certain excluded shares) was cancelled in exchange for $8.50 in cash, without interest, and 1.272 shares of common stock of PowerFleet, Inc.

A copy of Pointer’s press release announcing the consummation of the Merger is attached to this Form 6-K as Exhibit 99.1.

Pointer has notified the Nasdaq Capital Market (“Nasdaq”) and the Tel Aviv Stock Exchange Ltd. (the “TASE”) of the completion of the Merger, and trading of Pointer’s shares on Nasdaq and the TASE has been suspended. In addition, Pointer has requested that Nasdaq file a delisting application on Form 25 with the Securities and Exchange Commission to report the delisting of Pointer’s ordinary shares from Nasdaq.

Exhibit No.

99.1	Press Release dated October 3, 2019, announcing the closing of the acquisition of Pointer by I.D. Systems Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD.
(Registrant)

Date: October 3, 2019	/s/ Yaniv Dorani
By: Yaniv Dorani
Title: Chief Financial Officer

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